ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax:      (604) 685-9744

Dated: March 31, 2009

ITEM 1:        PRELIMINARY NOTES

1.1        Incorporation of Financial Statements, Information Circular and Other Documents

Specifically incorporated by reference and forming part of this Annual Information Form (“AIF”) are the Consolidated Financial Statements for Endeavour Silver Corp. (the “Company” or “Endeavour” which includes its subsidiaries) for the year ended December 31, 2008, for the year ended December 31, 2007 and for the year ended December 31, 2006, together with the Management Discussion and Analysis accompanying such financial statements.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in US dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	March 18, 2009	March 31, 2009	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report for the Guanajuato Mines Project, Durango State, Mexico	March 18, 2009	March 31, 2009	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

1.2        Date of Information

All information in this AIF is as of March 31, 2009 unless otherwise indicated.

1.3        Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of application Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Endeavour Silver Corp.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements

1.4        Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “CDN$” are to Canadian dollars.

1.5        Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

Endeavour Silver Corp.

1.6        Cautionary Note to U.S. Investors concerning Estimates of Measured Indicated and Inferred Resources

In this AIF, the terms “measured” and “indicated resources” are used. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to proven or probable reserves.

This AIF also uses the term “inferred resources”. The Company advises U.S. investors that while such term is recognized and permitted under Canadian securities rules, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities rules, estimates of inferred resources may not form part of the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

ITEM 2:        CORPORATE STRUCTURE

2.1        Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

Endeavour Silver Corp.

2.2        Subsidiaries

The Company conducts its business in Mexico through subsidiary companies. The following table lists the subsidiaries, place incorporated and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz y Garibaldi, S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Metallurgica Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolanitos S.A de C.V.	Mexico	100
Guanacevi Mining Service, S.A. de C.V.	Mexico	100
Recursos Humanos Guanacevi, S.A. de C.V.	Mexico	100

ITEM 3:        GENERAL DEVELOPMENT OF THE BUSINESS

3.1        Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico.

Guanacevi Mines Project

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest could be purchased through the payment of a further $3 million by instalments up to January 2008. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was scheduled for completion on January 28, 2008.

Under the option interest agreement, the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. The Company was able to acquire the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine, for the final option interest agreement payment of $638,000 in January 2008, however the Company negotiated an early buy out of the minority shareholders. In May 2007, the Company issued 1,350,000 shares of the Company with a fair market value of $5.04 to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings.

The Company elected to accelerate the buy out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Guanajuato Mines Project (formerly referred to as Bolanitos Mines Project)

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines located in the northern parts of the Guanajuato and La

Endeavour Silver Corp.

Luz silver districts in the state of Guanajuato, Mexico. The Company signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) to purchase all of the Guanajuato property and plant assets for 800,000 commons shares of the Company and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CAN$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Guanajuato Mines project, free and clear of any royalties.

The Guanacevi Mines Project and the Guanajuato Mines Project have been the primary focus of business activity for the last year with the Guanacevi Mines Project the primary focus for the preceding 2 years - see Item 4.4 for further details.

Endeavour’s main short-term goal at Guanajuato is to invest in mine exploration and development in order to access more historic reserve blocks and increase mine production up to the 500 tpd plant capacity. The Company’s longer term goal is to invest in exploration, find new higher grade ore bodies and, if successful, evaluate the potential for a plant expansion.

Three Year History

2009 to March 31

During the first quarter of 2009, management has focused on providing the Company with additional financing and expanding the development of the Guanacevi and Guanajuato mines projects.

On February 26, 2009, the Company completed CDN$14 million in private placement financing of five year 10% subordinated unsecured, convertible, redeemable debentures. The 10% per annum interest is payable quarterly in arrears. At any time after the closing date and prior to maturity date each debenture may be converted by the holder at a conversion price of CDN$1.90 into one unit of the Company, consisting of approximately 526 of the Company’s common shares without par value and approximately 263 common share purchase warrants. Each share purchase warrant will entitle the holder to purchase on common share prior to the maturity date at an exercise price of CDN$2.05. At any time after 18 months following the closing date and prior to the maturity date, each debenture can be redeemed by the Company for cash, so long as the volume weighted average price of the common shares on the Toronto Stock Exchange (“TSX”) for a period of 30 consecutive trading days prior to the date of the redemption notice is equal to or greater than CDN$2.85, and by paying a 7% redemption fee to the holder. The Company signed a Trust Indenture agreement with Computershare Trust Company of Canada providing for the issuance of the debentures.

The net proceeds will be used to acquire mining equipment, develop underground access to mineralized zones and upgrade certain plant circuits at the Company’s Guanacevi and Guanajuato Mines in Mexico, and for general corporate purposes.

On March 31, 2009 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2008 for its active silver mining and exploration projects in Mexico, the Guanacevi Mines Project and the Guanajuato Mines Project.

Endeavour Silver Corp.

2008

During 2008, the Company continued its focus on increasing production, increasing proven and probable reserves, and upgrading facilities.

March 3, 2008 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2007 for its three active silver mining and exploration projects in Mexico, the Guanacevi Mines Project, the Guanajuato Mines Project and the Parral Exploration Project, showing significantly higher reserves and resources than at December 31, 2006 based on the acquisition of the Guanajuato Mines Project and the results of drilling and development undertaken during 2007.

At the Guanacevi Mines Project the Company experienced a 3% reduction in silver production. The main factors in the slight reduction in were lower ore grades, re-assignment of some mine personnel from production to development and some down-time at the plant for repairs and various capital projects. Some of the completed upgrade projects in 2008 were; mine development of 5,048 metres, a ventilation shaft, pump station modification, leach circuit expansion, electrical substation expansion, floatation circuit rehabilitation, tailings dam phase 2 expansion, new silver refinery, new warehouse, new security building and a new assay lab. During the year new zones were defined in San Pedro which will require further drilling to develop resources.

At the Guanajuato Mines Project the Company experienced a 113% increase in silver production. In 2008, the average silver grade has increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate has increased due to an optimization of the plant. At the beginning of the year, the mines were operating at minimal levels to upgrade the safety standards on the shafts and surrounding work areas. During this rehabilitation time mine output was limited to old exposed workings. The mines came back on stream in June and have increased mine production output monthly since that time. Some of the completed upgrade projects in 2008 were; mine development of 2,197 metres, shaft safety upgrades, mine equipment rehabilitation, crushing circuit rehabilitation, new concentrate load-out, new assay lab, new mechanic’s shop, tailings dam phase 2 expansion and drill road/pad replanting of 2,000 trees. During the year there were three new discoveries at Guanajuato; the 3785 zone, the San Jose vein and the Lucero vein.

During 2008 the Company continued to strengthen the management team through the appointment of Dan Dickson, CA, the Company’s former Controller, as interim CFO effective March 31, 2008 and the appointment of Richard Downes as Mine Manager of the Guanacevi Mines Project.

During the year the Company raised approximately $2.1 million through the issuance of Special Warrants.

2007

During 2007, the Company focused primarily on increasing production, increasing proven and probable reserves, acquiring additional mining assets and upgrading facilities.

On April 17, 2007 the Company released the 43-101 Technical Report Audit of the Resources and Reserve Estimates for the Guanacevi Project, Durango, Mexico showing significantly higher reserves and resources at the Guanacevi Mines Project based on the results of drilling and development undertaken during 2006.

At the Guanacevi Mines Project, silver production increased 41% over 2006 primarily due to the increase in the plant throughput as the new ball mill was on stream and allowed a higher daily processing rate. Other improvement completed during the year were upgrading the performance of the CCD leach, Merrill Crowe precipitation and refinery circuits. Other capital projects completed during the year were the lined tailings pond, underground pump station, expansion of the plant electrical substation, widening of the

Endeavour Silver Corp.

Santa Cruz Mine level #6 to access the Alex Breccia zone and a new mine camp and kitchen. The Company also expanded the mineralization at the Porvenir mine and discovered three new mineralized zones (Alex Breccia, La Prieta and El Pelayo).

The Company acquired the remaining 49% interest in the Guanacevi Mines properties by entering into an agreement to acquire the remaining 49% of the shares of Minera Santa Cruz SA de CV, through the issuance of 1.35 million common shares with an estimated value of $6.8 million. The Company expanded the property holdings at Guanacevi by 74% through the acquisition of options to purchase the El Milache and San Pedro properties.

On November 27, 2007 the company acquired an option to purchase the El Milache properties which are located along the trend of the Santa Cruz silver vein approximately 2 kilometers northwest of the Porvenir Mine, part of Endeavour’s Guanacevi Mines Project in Durango, Mexico. The Company can acquire a 100% interest by paying $50,000 (paid) and issuing 30,000 (issued) shares upon signing the agreement and paying $50,000 after 18 months.

On December 12, 2007 the Company acquired an option to purchase the San Pedro properties which are located about 6 kilometers northwest of the Company’s operating Porvenir Mine, in the Guanacevi silver mining district, Durango State, Mexico. Endeavour can earn a 100% interest by issuing 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at $4.69 within a 1 year period and a further 570,776 shares within a 24 month period. On signing, 120,000 common shares and 60,000 warrants were issued to the vendor. The vendor will retain a 1% net smelter royalty on mineral production.

During the year the Company expanded its mining assets considerably through the acquisition of the Guanajuato Mines Project through the following transactions:

  On February 27, 2007 Endeavour signed a binding agreement of intent to purchase Unidad Bolanitos exploitation contracts over producing silver/gold mines and plant in the Guanajuato and La Luz silver district, Guanajuato State, Mexico for US$3.4 million cash and US$1.0 million of common stock of the Company.

  On April 30, 2007 the Company closed the acquisition of the Unidad Bolanitos exploitation contracts for $2.4 million and 224,215 common shares, which were valued at $4.46 per share.

  On May 1, 2007 the Company entered into an agreement with two subsidiary companies of Penoles to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share for a two year period.

  On May 30, 2007 the Company closed the acquisition of a 100% interest in the Guanajuato Mines Project (formerly referred to as Bolanitos) property and plant assets, free and clear of any royalties, for 800,000 common shares of the Company, which were valued at $4.84 per share, and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares at CA$5.50 per share for a two year period.

Upon acquisition of the Guanajuato Mines Project, the Company commenced mine exploration and underground rehabilitation programs to access and sample historic block reserves. By the end of the year the Company had completed phase 1 tailings pond expansion, Cebada level 315 cleanup, Cebada level 51 cleanup and Ascuncion mine dewatering.

The Company also focused on strengthening its management team through the year and David Howe, M.Sc. Mining Geology was appointed as Vice President, Mexico Operations, Fernand Rondeau was appointed Mine Manager of the Guanajuato Mines Project, Nelson Pena was appointed Senior Engineer Mine Planning, Miguel Lampson was appointed Chief Mine Geologist of the Guanajuato Mines Project and Francisco Gameros was appointed Financial Controller of Endeavour’s Mexican operations Mr. Barry Devlin, M.Sc.,P.Geo. joined the Company as the new Vice President, Exploration .

Endeavour Silver Corp.

On January 29, 2007 the Company’s common shares commenced trading on the NYSE Alternext U.S., formerly known as the American Stock Exchange, under the symbol EXK and on June 14, 2007 Endeavour expanded and strengthened the Board of Directors with the appointment of Rex McLennan.

During the year the Company raised approximately $10 million through the exercise of warrants and options of the Company.

2006

During January 2006 the Company completed the acquisition of 51% of the Guanacevi Mines Project mining assets and processing plant through payments totaling $1 million and then in July 2006 acquired the remaining 49% of the processing plant for $2.2 million comprised of cash and units of the Company.

During the year ended December 31, 2006, the Company focused on boosting ore production from the Porvenir Mine, within the Guanacevi Mines Project, and silver production at the Guanacevi plant. Silver mining grade increased 17%, recoveries increased 7% and silver production increased by 43% as compared to 2005. The mill was expanded from an average process rate of 420 ton per day to 800 tons per day at the end of 2006 through the installation of a larger ball mill.

Other mine, mill and development projects during the year included; drove 6,800 metres of underground ramps, sills and raises, purchased 6 new scoops and ordered two new jumbo drills, built 2 new underground electrical substations, refurbished the mine offices, built a new electrical substation at the mill and upgraded the plant laboratory.

The Company also acquired exploration properties during 2006. On August 10, 2006 Endeavour acquired options to purchase La Aurora and El Cometa properties in the Parral district, Chihuahua State, Mexico for $913,000 cash payable over 3 years and on October 24, 2006 Endeavour purchased the Arroyo Seco property in the south east Michoacan State, Mexico from Servicio Geológico Mexicano (The Mexican Geological Survey) for $229,000 payable over 2 years plus 1% NSR production royalty.

On February 7, 2006, the shares of the Company were listed for trading on the Toronto Stock Exchange under the symbol EDR. Previously its shares were listed on the TSX Venture Exchange and on May 9, 2006 Endeavour expanded and strengthened the Board of Directors through the appointment of Geoff Handley.

During the year the Company raised approximately CDN$32 million through private placements and warrant exercises of the Company.

3.2        Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

Endeavour Silver Corp.

ITEM 4:        DESCRIPTION OF THE BUSINESS

4.1        General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi and Guanajuato in Mexico.

Previously the Company focused its activities principally in Canada, but by the end of fiscal 2004 it had relinquished its remaining Canadian property and was active in seeking properties of merit in Mexico. This culminated in the Company entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The acquisitions of the silver-gold mine and the processing plant has allowed the Company to become a primary silver producer, as well as to transform the Company from a mineral exploration company to an operating mining company.

Number of Employees

The Company has approximately 675 full and part-time employees.

4.2        Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will

Endeavour Silver Corp.

be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following; environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

Endeavour Silver Corp.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Endeavour Silver Corp.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding
The Company has limited financial resources, and the mineral claims in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Agreements with Other Parties
The Company has entered into agreements with other parties relating to the exploration, development and production of its properties.

Endeavour Silver Corp.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

Employee Recruitment, Retention and Human Error
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Foreign Countries and Regulatory Requirements
The Company’s mining and exploration properties are located in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Company to obtain any required production financing for its mineral properties.

Foreign Operations
The majority of the Company’s current operations are conducted by its subsidiaries in, and all of the Company’s current production and revenue is derived from its operations in, Mexico. As the Company’s business is carried on in a foreign country, it is exposed to a number of risks and uncertainties including; labour unrest, high rates of inflation, changes to tax regimes, extreme fluctuations in currency exchange rates and difficulty obtaining key equipment and components for equipment.

Endeavour Silver Corp.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2008. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General economic conditions
The recent unprecedented events in global financial markets have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

  the volatility of gold and silver prices affects our revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

  the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Recent market events and conditions
In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less

Endeavour Silver Corp.

liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and NYSE Amex, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this MD&A, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this

Endeavour Silver Corp.

assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Endeavour Silver Corp.

4.3        Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4        Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The Santa Cruz Mine and Guanacevi Plant, plus related mineral properties (including some properties in the area acquired subsequent to the initial agreements) being, together the Guanacevi Mines Project, are the subject to the following most recent technical report presumed by management to be compliant with National Instrument 43-101 (“NI 43-101”):

“Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated March 18, 2009. The Qualified Persons who completed the audit of the reserves and resources are Robert J. Leader, P.Eng., William Lewis, P.Geo., and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International. The report was filed on Sedar on March 31, 2009.

The following summary is extracted from a technical report titled “Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Robert J. Leader, P. Eng. and Dibya Kanti Mukhopadhyay, MAusIMM of Micon International Limited and dated March 18. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimate for its Guanaceví Mines project, located near the town of Guanaceví in the northwest part of the State of Durango in Mexico. This Technical Report constitutes an audit of the December 31, 2008 mineral resource and reserve estimate conducted on the property by Endeavour Silver. The audit was performed to ensure that the mineral resources and reserves comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

An earlier resource and reserve estimate was the subject of an April, 2008 NI 43-101 Technical Report conducted in-house by Endeavour Silver. The Micon audit incorporates the exploration data gathered since the publication of the April, 2008 report. The April, 2008 Endeavour Silver Technical Report was posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

Property Description

The Guanaceví Mines project is located within the Municipality of Guanaceví in the State of Durango, Mexico near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango located 320 kilometres southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres above sea level. The Guanaceví Mines project is located at approximately 105°58'20"W longitude and 25°54'47"N latitude.

Endeavour Silver Corp.

The Guanaceví mining district covers an area measuring approximately 5 km northeast -southwest by 10 km northwest - southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Ownership

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 36 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 998 ha. The annual 2009 concession tax for the Guanaceví properties is approximately 175,732 Mexican pesos, which is equal to about US$11,539 at an exchange rate of 15.23 pesos to US$1.00 dollar.

Since Micon Technical Report was published on SEDAR in 2007, the most significant material change to the various agreements are as follows.

Under the option interest agreement, the scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of Endeavour Silver in lieu of cash. Endeavour Silver was able to acquire the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (Minera Santa Cruz), which owned 49% of the Santa Cruz silver-gold mine, for the final option interest agreement payment of $638,000 in January, 2008; however, Endeavour Silver negotiated an early buy-out of the minority shareholders. In May, 2007, Endeavour Silver issued 1,350,000 shares of the Company with a fair market value of US$5.04 per share to acquire the remaining 49% of outstanding shares in Minera Santa Cruz. The settlement price reflects the minority shareholders’ earnings to date, the 2008 option payment and the projected 2007 earnings.

During 2007, Endeavour Silver also made two new acquisitions, Milache and San Pedro, both located in the San Pedro sub-district of the Guanaceví mining district. In addition to the concessions already held (San Pedro Uno and La Sultana), Endeavour now controls approximately 456 hectares in the San Pedro area. In February, 2009, Endeavour Silver acquired the Porvenir Cuatro and La Brisa concessions totalling approximately 55 hectares. The Porvenir Cuatro and La Brisa agreement is an option to earn 100% of these properties over two years for a total consideration of US$700,000. The first payment is US$100,000 cash on signing and US$200,000 in shares based on the 10 day average price before the signing date of Febraury 9, 2009. The subsequent payments are 12 months from signing with US$240,000 as shares again based on the average price 10 days prior to February 9, 2010. The final payment is due on or before February 9, 2011 and consists of a payment of US$160,000 either as cash or shares.

Endeavour Silver can acquire a 100% interest in the El Milache properties by paying US$50,000 and issuing 30,000 shares upon signing the option-to-purchase agreement and paying US$50,000 after 18 months. Endeavour Silver can earn a 100% interest in the San Pedro properties by issuing 120,000 common shares and issuing 60,000 warrants to purchase 60,000 shares at $4.69 within a 1 year period and a further 570,776 shares within a 24 month period. On signing, 120,000 common shares and 60,000 warrants were issued to the vendor. The vendor will retain a 1% net smelter royalty on mineral production.

Endeavour Silver Corp.

Geology and Mineralization

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling, vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 kilometres along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike-length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

Exploration

Exploration data for the Guanaceví Mines project are kept on file at both the project geological/engineering and exploration offices. The data are also on file at Endeavour’s exploration administration office, currently located in the city of Durango in the state of Durango. The data handling system includes a Microsoft Excel database, ACAD drafting software and Maptek’s Vulcan deposit modeling software.

During 2008, Endeavour completed 18,483 m in 89 surface and underground drill holes at the Guanaceví Mines project. A total of 10,437 samples were also collected and submitted for assay. The exploration efforts are beginning to yeild fruit as evidenced by the significant increase in the mineral resource base.

Reserve and Resource Estimation

An earlier Resource and Reserve estimate was the subject of an April 16, 2007 NI 43-101 Technical Report conducted by Micon. An updated Reserve and Resource estimation was prepared by Endeavour staff using updated data and 3-D modeling techniques utilizing the Vulcan software and this was the subject of an April 15, 2008 Technical Report prepared by Endeavour Silver staff This present repor incorporates data gathered since the publication of the Endeavour Silver 2008 Technical Report and discusses any changes in the estimation methodologies.

In-situ, diluted, recoverable Proven and Probable Reserves are summarized in Table 1.1. For Proven Reserves, tonnage and grades are based on the channel sample data only. Probable Reserves are estimated using both channel samples and drill hole intercepts included in the current mine plan. Dilution was estimated using parameters for wall rock dilution as well as additional mining and mucking dilution. Dilution grades are assumed to be the same for wall rock and additional mining dilution. Ore losses were estimated using parameters similar to those outlined in the Micon Technical Report dated April 16, 2007. The Proven and Probable Reserves represent only those portions of the deposits for which Endeavour has a mine plan in place at the Porvenir mine. The tonnages in Table 1.1 include a combination of both dilution and ore losses and can be considered as estimates of the extractable or recoverable Reserves.

Endeavour Silver Corp.

At a cut-off grade of 270 g/t silver, the total remaining Proven and Probable mineral Reserve is 535,000 tonnes at a grade of 353 g/t silver and 0.49 g/t gold containing an estimated 6,070,500 oz of silver and 8,400 oz of gold.

Table 0.1
Proven and Probable Reserves for the Guanaceví Mines Project as of December 31, 2008 (Cut-off Grade 270 g/t Silver)

Reserves	Diluted Recoverable Tonnes & Grade
	Tonnes	Silver (g/t)	Gold (g/t)	Ounces Ag	Ounces Au
Proven
Porvenir Mine	57,000	361	0.49	661,300	900
Total Proven	57,000	361	0.49	661,300	900
Probable
Porvenir Mine	478,000	352	0.49	5,409,200	7,500
Total Probable	478,000	352	0.49	5,409,200	7,500
Total Proven + Probable	535,000	353	0.49	6,070,500	8,400

Endeavour Silver also updated Indicated and Inferred Resource estimates as of December 31, 2008 (Table 1.2) . These Resources are in addition to the Reserves reported in Table 1.1.

Table 0.2
Indicated and Inferred Resources for the Guanaceví Mines Project as of December 31, 2008

Resource of Povenir (200 g/t Cut-off)
	Category	Tonnes	Au (g/t)	Ag (g/t)	Cu(%)	Pb(%)	Zn (%)
	Indicated	530,000	0.55	302
	Inferred	415,000	0.61	378
Resource of Exploration Areas (100 g/t Cut-off)
Category	Area	Tonnes	Au (g/t)	Ag (g/t)	Cu(%)	Pb(%)	Zn (%)
Indicated	Porvenir Dos	272,707	0.66	325
	Santa Cruz	461,105	0.55	305
	MCH-VER-Blanca	19,781	0.45	259
Total		753,593	0.59	312
Inferred	Porvenir Dos	88,396	0.39	251
	Santa Cruz	99,847	0.55	278
	MCH-VER-Blanca	74,910	0.41	251
Total		263,153	0.46	261

Resource of Exploration Areas (100 g/t Cut-off)
Category	Area	Tonnes	Au (g/t)	Ag (g/t)	Cu(%)	Pb(%)	Zn (%)
Indicated	Santa Cruz	96,656	0.54	252	0.06	1.79	2.70
	Alex Breccia	329,923	0.34	235	0.04	0.91	1.70
Total		426,579	0.39	239	0.05	1.11	1.93

Inferred	Santa Cruz	44,695	0.43	164	0.09	0.87	1.32
	Alex Breccia	352,104	0.34	176	0.05	0.86	1.56
	Noche Buena	488,476	0.15	165	0.02	0.60	1.08
Total		885,275	0.24	169	0.03	0.71	1.29

Additional Resource of Alex Breccia and Santa Cruz (50 g/t Cut-off and >3.5% Pb +Zn)
Category	Area	Tonnes	Au (g/t)	Ag (g/t)	Cu(%)	Pb(%)	Zn (%)
Indicated	Alex Breccia	17,370	0.26	71	0.09	2.66	3.90
	Santa Cruz	31,889	0.26	78	0.06	1.39	2.59
	Buena Fe	35,807	0.08	52	0	2.58	4.38
Total		85,000	0.18	66	0.07	2.20	3.60
Inferred	Alex Breccia	47,644	0.23	75	0.07	2.28	3.32
	Santa Cruz	52,601	0.28	74	0.05	1.40	2.27
	Buena Fe	159,574	0.09	71	0	2.21	3.79
Total		260,000	0.16	72	0.06	3.40	2.10

Endeavour Silver Corp.

Development and Operations

For the year ending December 31, 2008, silver production was 1,852,969 oz compared to 1,907,795 oz in 2007, a decrease of 3%, with gold production of 3,845 oz compared to 3,957 oz in 2007, also a decrease of 3%. Plant throughput for 2008 was 255,656 tonnes at an average grade of 318 g/t silver and 0.58 g/t gold as compared to 226,295 tonnes at an average grade of 375 g/t silver and 0.70 g/t gold during 2007. In 2008, recoveries averaged 70.9% and 80.7% for silver and gold, respectively. Production in 2008 is summarized in Table 1.3.

Table 0.3
Production for the Guanaceví Mines Project (2008)

Year	Tonnes	Silver (g/t)	Gold (g/t)	Oz Silver recovered	Oz Gold recovered	Recovery Ag	Recovery Au
2008	255,656	318	0.58	1,852,969	3,845	70.9	80.7

Endeavour Silver is planning a program of surface and underground exploration drilling and development to discover and upgrade Reserves and Resources; the nature of narrow vein mining requires continuous development of new Reserves and Resources.

The Guanaceví Mines project produces doré silver bars. However, potentially economic base metals in new deposits currently under development (Alex Breccia and Santa Cruz) may be recovered from Endeavour Silver’s re-commissioned flotation circuit. In 2009, Endeavour will be finalizing its reactivation of the flotation circuits.

Conclusions and Recommendations

The Guanaceví Mines project is an operating silver (gold) mine with good potential for the discovery of additional resources and reserves as development and exploration at the mine continue. Endeavour Silver’s sustained exploration efforts in the last 3 to 5 years are being rewarded as evidenced by the growth of its mineral resource inventory.

Endeavour Silver’s properties in the Guanaceví district, including recently acquired properties and potential new acquisitions, are highly prospective for further resources which may be converted into reserves with additional exploration and development. Given the amount of historic mining in the district, the extent of the mineralization within known mining areas, and the lack of modern exploration programs covering the properties in the past, the properties have the potential to host additional zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present Resource and Reserve base.

As part of its ongoing exploration at the Guanaceví Mines project, Endeavour is budgeted to spend US$1,296,000 on exploration in an effort to continue to expand the resource base through both exploration drilling and development on the property and within the mine during 2009. Micon believes that Endeavour Silver’s 2009 exploration budget is both appropriate and warrented.

Micon has audited and accepted the current resource and reserve estimate for the project and makes the following additional recommendations:

1)

Micon recommends that Endeavour Silver continues to develop and refine a reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

Endeavour Silver Corp.

2)

Micon recommends that Endeavour Silver continues to pursue the necessary paperwork for its on-site laboratory to join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should be sent out to a secondary accredited laboratory.

3)

In order to minimize contamination between samples, Micon recommends that Endeavour Silver increase the usage of blanks among its control samples. It is further recommended that the blanks must look like the rest of the samples and not be in powder form. If the blanks are already crushed and pulverized, they will escape the critical test at the crushing stage.

4)

In pursuit of the multi-metal precious and base metal resources at Alex Breccia and Santa Cruz, Micon recommends that Endeavour Silver conducts detailed metallurgical test work to determine how optimum metal recoveries can be achieved and the economics of running such an operation. It is further recommended that this program takes precedence over further exploration programs to expand the multi-metal resource. Endeavour Silver has conducted in-house metallurgical testing at its facility in Guanaceví for optimizing the circuit for Alex Breccia.

5)

Micon recommends that, as further data are generated from mining, more detailed examination of the block modeling parameters should be undertaken to develop better estimation protocols. This would not only help in future exploration but would also help in infill drilling.

6)

Micon recommends that Endeavour Silver incorporate routine mineralogical investigations into its exploration programs to assist in the interpretation of mineralization patterns and to explain variations in recoveries at the mill site.

Guanajuato Mines Project, Guanajuato State, Mexico

The Guanajuato Mines Project is subject to the following most recent technical report presumed by management to be compliant with National Instrument 43-101 (“NI 43-101”):

“Audit of the Resource and Reserve Estimates For the Guanajuato Mines Project Guanajuato State Mexico” dated March 18, 2009. The Qualified Person reporting for the reserves is Robert J. Leader, P. Eng and the Qualified Persons reporting for the resources are William J. Lewis, BSc., P.Geo. and Charley Murahwi, M.Sc., P.Geo, MAusIMM. All Qualified Persoms are employees of Micon International Limited. The full report was filed on Sedar on March 31, 2009.

The following summary is extracted from the technical report titled “Audit of the Resource and Reserve Estimates For the Guanajuato Mines Project Guanajuato State Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Robert J. Leader, P. Eng. and Alan San Martin, Ing. of Micon International Limited and dated March 18, 2009. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in the abovementioned report is incorporated by reference into this AIF.

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimate for its Guanajuato Mines project, located near the city of Guanajuato in the State of Guanajuato in Mexico. This Technical Report constitutes an audit of the December 31, 2008 mineral resource and reserve estimate conducted on the property by Endeavour Silver. The audit was performed to ensure that the resources and reserves comply with the Canadian

Endeavour Silver Corp.

Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

An earlier resource and reserve estimate was the subject of a March, 2008, NI 43-101 Technical Report prepared by SRK Consulting (SRK). The Micon audit incorporates the exploration data gathered since the publication of the March 2008 report. The March 2008 SRK Technical Report was electronically posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour assumed control. The Mina Asuncion is very close to the Mina Bolañitos and has recently been connected underground.

The Guanajuato Mines project consists of 13 properties which are not all contiguous and vary in size for a total of 2,071 hectares (ha). The project included three operating silver (gold) mines (Bolañitos, Golondrinas and Cebada), several past-producing silver (gold) mines, and the 500 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and purchased by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. However, these have now been resolved although the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolanitos S.A. de C.V. is still in process.

The annual 2009 concession tax payment for the Guanajuato Mines property is approximately 462,903 Mexican pesos (pesos), which is equal to about US$30,400 at an exchange rate of 15.23 pesos to US$1.00 dollar. All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners that provide access for exploration and exploitation purposes.

The Guanajuato Mines project consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. Therefore the road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Endeavour Silver Corp.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. The Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824 a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures.

The Mining District of Guanajuato is located on the south and eastern flank of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Endeavour Silver Corp.

Randall et al (1994) originally proposed a caldera structure for the Guanajuato mining district, sighting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Sierra and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.

Mining of the epithermal silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra which are illustrated in Figures 7.3 and 7.4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

With the Guanajuato Mines project, Endeavour Silver has acquired a silver mining operation located in the State of Guanajuato, Mexico with a high potential for the discovery of additional resources and reserves as development and exploration at the mines continue. In addition since Endeavour Silver has taken over the day-to-day operation of the mine there are a number of areas which will see increased productivity and efficiency measures which may lead to increased cost savings in the future.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimate for the period ending December 31, 2008.

The probable mineral reserves are those indicated mineral resource blocks which are currently economic and for which Endeavour Silver has a mine plan in place. The indicated mineral resources are those blocks which have had some of the historical mine sampling superseded by Endeavour Silver’s 2007 check channel samples and the 2008 channel sampling program which, in conjunction with confidence gained from the historical reconciliations, provide a reasonable level of confidence in the sample grades and resultant block estimates where channel sampling has identified economically mineable mineralization.

Endeavour Silver Corp.

Endeavour Silver caps the channel samples statistically based on the cumulative probability of approximately 95%. Endeavour Silver has capped each area or vein separately and has not used an average for its entire project which preserves the individual mineralogical nature of each area or vein during the resource and reserve estimate.

A minimum horizontal width of 1.50 m was used for compositing channel and drill hole sample grades.

The cut-off grade applied to resource blocks was 200 g/t AgEq. The cut-off grade applied to reserve blocks was 230 g/t AgEq. Silver-equivalencies are calculated using long-term prices of US$12 per ounce for silver and US$900 per ounce for gold.

For the December 31, 2008 resource and reserve report, two different methodologies have been employed for the estimation for the Guanajuato Mines project. Endeavour Silver is still using a classic polygonal method to estimate the majority of the mineral resources and all mineral reserves. All resources for the 3785 (Robbins #5) zone discovered in the Cebada mine at the end of 2007 are now being estimated using block model methods using Vulcan computer software. Endeavour Silver is in a transition period in regard to the resource and reserve estimates and since taking over the Guanajuato operations in 2007 has been implementing a number of changes.

A varying amount of dilution, ranging between 6% and 33%, has been applied to convert the mineral resources to mineral reserves. Dilution for individual blocks depends mainly on the deposit width and the size of equipment that will be used.

In 2008, a recovery factor ranging from 92% to 97% was also included in the estimation process to generate the mineral reserves. This is because some mineralized pillars are now being left behind during the mining of the various veins when mining at Cebada, and 100% extraction for some resource and reserve blocks is not possible at the mines. The cut and fill method does allow for a resource block to be mined from the bottom up in its entirety in some areas but complete extraction is rarely achieved.

Micon’s audited Endeavour Silver mineral resource estimates are contained in Tables 1.1 and 1.2, with the mineral reserves summarized in Table 1.3. The figures in the tables have been rounded to reflect that the resources and reserves are estimates. However, while rounding has been applied to the block estimates in order to provide a statement which implies an appropriate level of accuracy; this may result in apparent errors which are not considered material.

Micon believes that the resource and reserve estimate compiled by Endeavour and audited by Micon has been reasonably prepared and conforms to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 “Standards of Disclosure for Mineral Projects”. Therefore, Micon accepts Endeavour Silver’s resource and reserve estimate as its basis for the ongoing mining operations at the Guanajuato Mines project.

Table 1.1
December 31, 2008 Indicated Mineral Resource Estimate, Guanajuato Mines Project
(Cut-off Grade 200 g/t Silver-Equivalent)

Area	Tonnes	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
Cebada	83,000	2.00	179	5,000	478,000
Bolañitos	186,000	1.34	217	8,000	1,298,000
Golondrinas	19,000	2.39	159	2,000	97,000
Total	288,000	1.60	202	15,000	1,873,000

Endeavour Silver Corp.

Table 1.2
December 31, 2008 Inferred Mineral Resource Estimate, Guanajuato Mines Project
(Cut-off Grade 200 g/t Silver-Equivalent)

Area	Tonnes	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
Cebada	162,000	1.90	280	10,000	1,461,000
Bolañitos	513,000	1.96	231	32,000	3,809,000
Golondrinas	107,000	2.32	140	8,000	481,000
Total	782,000	2.00	229	50,000	5,751,000

Thus, at a block cut-off grade of 200 g/t silver, Micon estimates that the total remaining mineral resource as of December 31, 2008 is 288,000 t at a grade of 202 g/t silver and 1.60 g/t gold for the Indicated Resources, and 782,000 t at a grade of 229 g/t silver and 2.0 g/t gold for the Inferred Resources. The Indicated portion of this mineral resource contains an estimated 1,873,000 oz of silver and 15,000 oz of gold, while the Inferred portion of the mineral resource contains an estimated 5,751,000 oz of silver and 50,000 oz of gold. The mineral resources are exclusive of the mineral reserves.

Table 1.3
December 31, 2008 Mineral Reserve Estimate, Guanajuato Mines Project
(Cut-off Grade 230 g/t Silver-Equivalent)

Area	In-situ Tonnes and Grade					Recoverable Tonnes and Grade
	Tonnes (t)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)	Tonnes (t)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
Cebada	82,000	2.02	319	5,000	844,000	89,000	1.75	277	5,000	792,000
Bolañitos	73,000	2.60	200	6,000	468,000	76,000	2.31	178	6,000	437,000
Lucero	39,000	3.42	389	4,000	483,000	41,000	3.03	346	4,000	451,000
Soledad	6,000	2.60	189	1,000	36,000	6,000	2.31	168	400	34,000
San Jose	2,000	1.00	240	100	15,000	2,000	0.89	213	100	14,000
Total	202,000	2.51	285	16,100	1,846,000	214,000	2.20	251	15,500	1,728,000

Thus, at a cut-off grade of 230 g/t silver-equivalent, Micon estimates that the total remaining mineral reserve as of December 31, 2008 is 214,000 t at a grade of 251 g/t silver and 2.2 g/t gold for the recoverable probable mineral reserves. The recoverable probable mineral reserves contain an estimated 1,728,000 oz of silver and 15,500 oz of gold. The recoverable reserves include appropriate factors for mine recovery and dilution, but do not include metallurgical recovery factors.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the known mineralization and that further resources could be converted into reserves with additional exploration and development. According to historical production, the Guanajuato mining district has the potential to be a significant silver producing district in Mexico once again.

Given the success of Endeavour Silver’s previous exploration program it plans a two-phase exploration program focused on following up several of the new discoveries made near Endeavour Silver's mining operation at Guanajuato and testing several new prospective targets within the district. If the initial 2009 drilling is successful, a budget for a second phase exploration program will be prepared and submitted for approval by the Endeavour Silver’s Board of Directors. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district to secure future growth.

Phase 1 of the exploration program will include 3,000 m of core in 11 surface diamond drill holes to target vein discoveries and new prospective areas in the Cebada and Bolanitos areas of the Guanajuato district. Endeavour Silver is budgeting to spend an estimated US$500,000, mainly on surface diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2009. The estimated cost of diamond drilling is US$140/m.

Endeavour Silver Corp.

Phase 1 Target Areas

Phase 1 targets include: Bolañitos-San Jose South and Cebada North.

1)	Bolañitos-San Jose South – surface mapping/sampling; surface diamond drilling (1,500 m).

2)	Cebada North - surface mapping/sampling/trenching; surface diamond drilling (1,500 m).

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Through its acquisition of the Guanajuato Mines project, Endeavour Silver has acquired an operating project in one of the major silver producing districts in Mexico. Micon has audited and accepted the current resource and reserve estimate for the project and makes the following additional recommendations:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to pursue the necessary paperwork for its on-site laboratory to join a proficiency program of round robin testing such as the one run by CanMet. This would assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should be sent out to a secondary accredited laboratory.

3)

Micon recommends that a blank sample should be generated from either un-mineralized rock formations within the district or from un-mineralized sand deposits in the area. Enough material should be acquired to generate blank samples for use throughout the QA/QC program at the Guanajuato Mines project.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would not only help in future exploration but would also help in infill drilling.

Given the amount of historical mining conducted on the Guanajuato Mines project, the extent of the remaining mineralization within the known mining areas, and the lack of a modern comprehensive exploration program covering the entire property in the past, the property has the potential to host further zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present resource and reserve base.

Endeavour Silver Corp.

ITEM 5:      DIVIDENDS

5.1      Dividends

No dividends have been declared during the past three fiscal years covering the period beginning January 1, 2006 and ending December 31, 2008. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:      DESCRIPTION OF CAPITAL STRUCTURE

6.1      General Description of Capital Structure

The Company’s capital structure is comprised of only one class of shares. The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

As at March 31, 2009, the Company has 51,537,018 common shares issued and outstanding.

The following table provides a summary concerning the Company’s share capital as of December 31, 2008:

December 31, 2008

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	49,080,478 common shares without par value

All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2      Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3      Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

Endeavour Silver Corp.

ITEM 7:      MARKET FOR SECURITIES

7.1      Trading Price and Volume

The Company’s common shares are listed for trading on the TSX Toronto Stock Exchange (the “TSX”) under the symbol “EDR”. The Company listed on the TSX and delisted from the TSX Venture Exchange on February 7, 2006. The Company listed on the NYSE Amex, formerly known as the American Stock Exchange, on January 29, 2007 under the symbol EXK.

The price ranges in Canadian $ and volume traded on the TSX for the most recently completed fiscal period ended December 31, 2008 and the months of January and February 2009 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-09	1.75	2.34	1.50	1.63	2,514,400
Jan-09	1.27	2.09	1.21	1.85	4,724,900
Dec-08	1.60	1.62	1.16	1.24	3,194,100
Nov-08	1.10	1.73	1.00	1.65	1,537,900
Oct-08	2.17	2.45	1.00	1.11	2,157,100
Sep-08	2.23	2.61	1.35	2.17	2,638,100
Aug-08	2.99	3.02	2.05	2.40	1,317,300
Jul-08	3.31	3.59	2.85	2.95	1,557,800
Jun-08	3.03	3.31	2.91	3.20	1,446,400
May-08	2.82	3.60	2.71	3.02	1,875,800
Apr-08	3.34	3.85	2.65	2.82	2,068,700
Mar-08	4.26	4.48	3.41	3.45	2,072,100
Feb-08	3.80	4.49	3.25	4.19	2,050,951
Jan-08	3.95	4.46	2.90	3.72	3,280,452

Endeavour Silver Corp.

The price ranges in US$ and volume traded on the NYSE Amex for the most recently completed fiscal period ended December 31, 2008 and the months of January and February 2009 are set out below::

Date	Open	High	Low	Close	Volume Traded
Feb-09	1.31	1.87	1.20	1.37	5,883,086
Jan-09	1.08	1.73	0.98	1.51	6,405,374
Dec-08	1.16	1.36	0.90	1.02	4,110,288
Nov-08	0.89	1.49	0.83	1.30	2,590,225
Oct-08	2.29	2.32	0.71	0.93	4,127,421
Sep-08	2.41	2.60	1.25	2.10	5,172,183
Aug-08	2.97	2.99	1.90	2.27	2,825,862
Jul-08	3.14	3.60	2.71	2.90	3,606,545
Jun-08	3.05	3.32	2.75	3.12	2,229,672
May-08	2.80	3.60	2.64	3.06	3,041,927
Apr-08	3.34	3.82	2.61	2.80	3,564,287
Mar-08	4.30	4.57	3.30	3.40	4,505,415
Feb-08	3.77	4.60	3.24	4.34	3,529,875
Jan-08	3.90	4.52	2.80	3.72	5,138,467

ITEM 8:      ESCROWED SECURITIES

8.1      Escrowed Securities

Escrowed Securities
Designation of class	Common shares without par value
Number of securities held in escrow	93,750
Percentage of class	0.18% (as of March 31, 2009)

As at March 31, 2009, the Company has a total of 93,750 common shares held in escrow, the release of which is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada

Endeavour Silver Corp.

ITEM 9:      DIRECTORS AND OFFICERS

9.1      Name, Occupation and Security Holding

The following is a list of the current directors and officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)(3)
Bradford J. Cooke British Columbia, Canada	President, CEO and Director of Endeavour Silver Corp.	Director, Chairman and Chief Executive Officer (From July 25, 2002)	1,264,350 2.45%
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd. and Director, President and COO of Endeavour Silver Corp.	Director, President and Chief Operating Officer (From July 25, 2002)	163,300 0.32%
Leonard Harris Colorado, USA	Retired, and Director of Glamis Gold Ltd., Corriente Resources Inc., Solitario Resources Corp., Cardero Resources Corp., Alamos Minerals Ltd, Alamos Gold Inc., Canarc Resource Corp., Sulliden Exploration Inc., IMA Exploration Inc., Morgain Minerals Inc., Indico Resources Ltd, Aztec Metals Corp., Golden Arrow Resources Corp	Director (From July 24, 2003)	10,000 0.02%
Mario D. Szotlender (1) Caracas, Venezuela	President, Mena Resources Inc.	Director (From July 25, 2002)	79,200 0.15%
Geoff Handley (1) Sydney, Australia	Past Executive VP Strategic Development, Placer Dome Inc., Currently Director of Eldorado Gold Ltd, Pan Australian Resources Limited, Boart Longyear Limited, Oryx Mining and Exploration Ltd.	Director (From June 14, 2006)	Nil

Endeavour Silver Corp.

Rex McLennan (1)	Chief Financial Officer of Viterra Inc.,Past Chief Financial Officer and Executive Vice President of 2010 Vancouver Olympics Organizing Committee, Past Chief Financial Officer & Executive Vice President of Placer Dome Inc.	Director (From June 14, 2007)	Nil
Bernie Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (From March 9, 2009)	Nil
Dan Dickson British Columbia, Canada	Controller for Endeavour Silver Corp from March, 2007 to March, 2008, Manager KPMG from Sept 2002 to February 2007	Chief Financial Officer (From April 1, 2008)	Nil
Barry Devlin Blaine, Washington	Past Manager of Generative Exploration and Chief Geologist for Hecla Mining	Vice President, Exploration (From May 2, 2007)	Nil
David Howe Durango, Mexico	Past General Manager of St. Ann Jamaica Bauxite Ltd. & Vice President operations / GM of Hecla Venezuela	Vice President Operations, Mexico (From November 1, 2007)	Nil
Hugh Clarke British Columbia, Canada	Manager, Investor Relations for Endeavour Silver Corp. Investor Relations for Hunter Dickenson	Vice President, Corporate Communications (From April 1, 2008 )	Nil

(1)	Audit Committee members.

(2)	As at March 23, 2009

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

As of the date hereof, the Company has three executive committees: A Compensation Committee, a Nominating Committee and a Disclosure Committee.

Directors' Terms of Office

The directors have served as directors of the Company since the date shown above and their terms of office expire at the beginning of the next annual general meeting.

Endeavour Silver Corp.

Control of Securities

The directors and officers of the Company beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,516,850 common shares of the Company, representing approximately 3% of the issued and outstanding common shares as at March 18, 2009.

9.2      Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Endeavour Silver Corp.

9.3      Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:      PROMOTERS

Within the fiscal period ended December 31, 2008, the fiscal period December 31, 2007, and the fiscal period ended December 31, 2006, the Company did not have nor employed any person or company acting or performing as a promoter for the Company.

ITEM 11:      LEGAL PROCEEDINGS

11.1      Legal Proceedings

There are no known legal proceedings to which the Company is a party or to which any of its property is the subject or any such proceedings known to the Company to be contemplated.

Endeavour Silver Corp.

ITEM 12:      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1      Interest of Management and Others in Material Transactions

Other than as set forth below and in this AIF and in the Company’s audited financial statements for the period ended December 31, 2008 and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, within the recently completed financial period ended December 31, 2008, for the fiscal period ended December 31, 2007 and the fiscal period ended December 31, 2006, none of the following:

(a)	director or executive officer of the Company;

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)

an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b), has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company and its subsidiary.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. Items 4.2 and 9.3 provide further details.

ITEM 13:      TRANSFER AGENT AND REGISTRAR

13.1      Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC
Canada, V6C 3B9

ITEM 14:      MATERIAL CONTRACTS

14.1      Material Contracts

On February 26, 2009 the Company agreed to a Trust Indenture with Computershare Trust Company of Canada providing for the issue of debentures. The Company issued 13,993 10% subordinated unsecured convertible redeemable debentures. The interest is 10% annually paid in arrears. At any time after February 26, 2009, each debenture may be converted by the holder into one unit of the Company consisting of one of the Company’s common shares and one half of a common share purchase warrant at a conversion price of CAN $1.90 per debenture. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05 for up to 5 years from conversion.

Endeavour Silver Corp.

There are no other contracts, other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed fiscal period ended December 31, 2008 or before or after the most recently completed financial period and still in effect as of the date of this AIF.

ITEM 15:      INTERESTS OF EXPERTS

15.1      Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2008 audited financial statements of the Company. See Item 1.1.

The Qualified Persons who completed the audit of the reserves and resources are Jim Leader, P.Eng., William Lewis, P.Geo., and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International (“Micon”). The report“Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated March 18, 2009 was filed on Sedar on March 31, 2009.

The Qualified Persons who completed the audit of the reserves and resources are Jim Leader, P.Eng., William Lewis, P.Geo., and Charley Murahwi P.Geo, MAusIMM, of Micon International (“Micon”). The report “Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009 was filed on Sedar on March 31, 2009.

15.2      Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of The Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports.

ITEM 16:      ADDITIONAL INFORMATION

16.1      Additional Information

Additional information relating to the Company are as follows:

(a)	may be found on SEDAR at www.sedar.com and www.sedi.ca

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders that involves the election of directors; and

(c)	is also provided in the Company’s financial statements and management discussion and analysis for its most recently completed financial period ended December 31, 2008.

Endeavour Silver Corp.

16.2   Audit Committee

1.      The Audit Committee’s Charter

          Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) became applicable to all issuers listed on the Toronto Stock Exchange after July 1, 2005. Effective March 17, 2008, MI 52-110 was rescinded and replaced by National Instrument 52-110 Audit Committees (“NI 52-110). NI 52-110 requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.      Composition of the Audit Committee

          The Company’s audit committee is comprised of three directors, as set forth below:

Geoff Handley	Mario D. Szotlender	Rex McLennan

          As defined in NI 52-110, Geoff Handley, Mario Szotlender and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

          All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.      Relevant Education and Experience

          Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

          Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations and 16 years experience financing and managing resource projects in Central and South America. B.IR. degree, Universidad Central de Venezuela, Caracas, Venezuela.

          Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.      Reliance on Certain Exemptions

          At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.4 Events Outside Control of Member;
(d)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or

Endeavour Silver Corp.

(e)	an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.      Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

          At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.      Reliance on Section 3.8

          At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.      Audit Committee Oversight

          At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.      Pre-Approval Policies and Procedures

          The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9.      External Auditor Service Fees (By Category)

          Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Assurance Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31/2007	$597,000	$16,420	Nil
December 31/2008	$440,150	$30,448	Nil

*All amounts are Canadian dollars

(1)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance and tax advice.
(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 and 2 above.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company") |

Audit Committee Charter
(effective October 31, 2006)

The following Board Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Corporation”) as of the date set out above.

1      Purpose Of Audit Committee

          The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;
  The financial accounting and reporting process to shareholders and regulatory bodies; and
  The system of internal financial controls.

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist them in the proper completion of their duties, for and on behalf of the Company and at its cost, without any requirement for further Board or management approval of such expenditure.

2      Composition

          The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, and as required by all applicable U.S. securities laws and regulations, and the policies of the American Stock Exchange. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

3      Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

The specific duties of the Committee are as follows:

•	Management Oversight:

	o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
	o	Review and evaluate the Company’s internal controls, as established by Management;
	o	Review and evaluate the status and adequacy of internal information systems and security;
	o	Meet with the external auditor at least one a year in the absence of Management;
	o	Request the external auditor’s assessment of the Company’s financial and accounting personnel;
	o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
	o	Review and evaluate the Company’s banking arrangements.

•	External Auditor Oversight

	o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
	o	Review the scope and approach of the annual audit;
	o	Inform the external auditor of the Committee’s expectations;
	o	Recommend the appointment of the external auditor to the Board;
	o	Meet with Management at least once a year in the absence of the external auditor;
	o	Review the independence of the external auditor on an annual basis;
	o	Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and
	o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•	Financial Statement Oversight

	o	Review the quarterly reports with both Management and the external auditor;
	o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
	o	Review and discuss with Management the annual audited financial statements; and
	o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

•	“Whistleblower” Procedures

	o	Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
	o	Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

Endeavour Silver Corp.